EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

September 22, 2014	VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland & Labrador
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	Levon Resources Ltd. (the “Company”) Report of Voting Results pursuant to Section 11.3 of National Instrumental 51-102 Continuous Disclosure Obligations (“NI 51-102”)

In accordance with Section 11.3 of NI 51-102, this report briefly describes the matters voted upon and the outcome of the votes at the Annual General and Special Meeting of Shareholders of the Company held on September 18, 2014:

1.	Setting the Number of Directors at Seven

According to proxies received and a vote conducted by a show of hands, the resolution regarding the setting of the number of Directors at seven was passed as follows:

Votes For	% For	Votes Against	% Against

69,772,091	97.98	1,440,561	2.02

2.	Election of Directors

According to proxies received and a vote conducted by a show of hands, the following directors were elected to the board of directors of the Company as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld

Ron Barbaro	52,509,400	97.36	1,423,595	2.64
Victor Chevillon	52,517,900	97.38	1,415,095	2.62
William Glasier	52,512,900	97.37	1,420,095	2.63
Gary Robertson	52,515,400	97.37	1,417,595	2.63
Ron Tremblay	52,118,900	96.64	1,814,095	3.36
Carlos Fernandez Mazzi	52,517,900	97.38	1,415,095	2.62
Robert Aaron Roberts	52,509,400	97.36	1,423,595	2.64

3.	Appointment and Remuneration of Auditor

According to proxies received and a vote conducted by a show of hands, the resolution regarding the appointment and remuneration of Smythe Ratcliffe LLP as the Company’s auditors was passed as follows:

Votes For	% For	Votes Against	% Against

70,971,861	99.61	277,924	0.39

4.	Approval of the 2014 Stock Plan

According to proxies received and votes conducted by a show of hands, the ordinary resolutions regarding the approval of the Stock Option Plan was passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

49,951,600	92.62	3,981,395	7.38

5.	Approval of an Ordinary Resolutions to alter and amend the Articles of the Company to permit the Company’s directors to approve share consolidations without shareholder approval

According to proxies received and votes conducted by a show of hands, the ordinary resolutions regarding the alteration and amendment of the existing Articles of the Company by permitting the Company’s directors to approve share consolidations without shareholder approval was passed by a majority of shareholders as follows.

Votes For	% For	Votes Against	% Against

56,820,738	79.79	14,391,912	20.21

Yours truly,

LEVON RESOURCES LTD.

“Dorothy Chin”
____________________________________
Dorothy Chin
Corporate Secretary